UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

N Shipmanagement Acquisition Corp.

85 Akti Miaouli Street, Piraeus, Greece 185 38

+302104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,233,495 (includes shares beneficially owned by N Logistics Holdings Corporation and N Shipmanagement Acquisition Corp.) (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,233,495 (includes shares beneficially owned by N Logistics Holdings Corporation and N Shipmanagement Acquisition Corp.) (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,233,495 (includes shares beneficially owned by N Logistics Holdings Corporation and N Shipmanagement Acquisition Corp.) (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 31,407,045 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Holdings Inc. (the “Issuer”) issuable as of December 14, 2023 upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 54,233,495 shares of Common Stock, reflecting 22,826,450 shares of Common Stock issued and outstanding as of December 14, 2023, based on information provided by the Issuer, plus the 31,407,045 shares of Common Stock in the aggregate underlying the Convertible Debenture described herein as of December 14, 2023 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Page 2 of 8 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 22,826,450 shares of Common Stock issued and outstanding as of December 14, 2023, based on information provided by the Issuer.

Page 3 of 8 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Raymar Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 22,826,450 shares of Common Stock issued and outstanding as of December 14, 2023, based on information provided by the Issuer.

Page 4 of 8 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS N Shipmanagement Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,407,045 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,407,045 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,407,045 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 31,407,045 shares of Common Stock issuable, as of December 14, 2023, upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 54,233,495 shares of Common Stock, reflecting 22,826,450 shares of Common Stock issued and outstanding as of December 14, 2023, based on information provided by the Issuer, plus the 31,407,045 shares of Common Stock underlying the Convertible Debenture described herein as of December 14, 2023 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Page 5 of 8 Pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 20 (this “Amendment No. 20”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007, Amendment No. 7 filed on October 28, 2010, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on May 15, 2015, Amendment No. 10 filed on April 12, 2007, Amendment No. 11 filed on April 13, 2018, Amendment No. 12 filed on September 9, 2019, Amendment No. 13 filed on January 10, 2022, Amendment No. 14 filed on April 7, 2022, Amendment No. 15 filed on July 8, 2022, Amendment No. 16 filed on August 5, 2022, Amendment No. 17 filed on September 13, 2022, Amendment No. 18 filed on September 13, 2023 and Amendment No. 19 filed on October 24, 2023, all other disclosure contained in the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 20.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On December 14, 2023, the Issuer, N Logistics Holdings Corporation (“NLHC”), a company affiliated with Ms. Frangou and Navigation Merger Sub Inc., a wholly owned subsidiary of NLHC (“Merger Sub”), completed the transactions contemplated by the previously reported Agreement and Plan of Merger, dated October 22, 2023 (the “Merger Agreement”), by and among the Issuer, NLHC, Merger Sub and, for limited purposes, N Shipmanagement Acquisition Corp. Pursuant to the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and as a subsidiary of NLHC (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock held by (i) the Issuer or any of its subsidiaries or (ii) NLHC or Merger Sub) was converted into the right to receive $2.28 per share in cash, without interest and subject to any applicable withholding taxes (the “Per Share Merger Consideration”). The total consideration paid for the shares of Common Stock in the Merger was approximately $52.0 million, which came from cash on hand held by NLHC and its affiliates. In addition, at the Effective Time, the shares of Merger Sub outstanding immediately prior to the Effective Time were, in the aggregate, converted into an aggregate number of shares of Common Stock equal to the aggregate number of shares of Common Stock that were converted into the right to receive the Per Share Merger Consideration in the Merger.

As a result of the Merger, the shares of Common Stock will no longer be listed on any securities exchange or quotation system, including on the New York Stock Exchange (the “NYSE”). In connection with the consummation of the Merger, the Issuer requested that the NYSE file a Form 25 with the SEC notifying the SEC of the delisting of the Common Stock on the NYSE and the deregistration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Issuer intends to deregister the shares of Common Stock under Section 12(g) of the Exchange Act by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 99.6 to Amendment No. 19 and which is incorporated herein by reference.

Item 5. Interest in Securities of Issuer.

(a) As a result of the Merger, Ms. Frangou beneficially owns and has the sole voting power and/or dispositive power over an aggregate of 54,233,495 shares of Common Stock, such shares representing approximately 100% of the issued and outstanding shares of Common Stock of the Issuer based on 22,826,450 shares of Common Stock issued and outstanding as of December 14, 2023, based on information provided by the Issuer, plus the 31,407,045 shares of Common Stock in the aggregate underlying the Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of shares beneficially

Page 6 of 8 Pages

owned by Ms. Frangou consists of 22,826,450 shares of Common Stock owned indirectly through NLHC and the 31,407,045 shares of Common Stock that are (although not yet issued) issuable upon conversion of a Convertible Debenture described herein as of December 14, 2023 owned indirectly through N Shipmanagement Acquisition Corp.

(c) Except as set forth in Item 3 and Item 4 of this Amendment No. 20, none of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(e) In the Merger, as described in Item 4 of this Amendment No. 20 (which Item 4 is incorporated herein by reference), each share of Common Stock that had been owned by Amadeus Maritime S.A. or Raymar Investments S.A. was converted into the right to receive the Per Share Merger Consideration. As a result, on December 14, 2023, following the closing of the Merger, each of Amadeus Maritime S.A. and Raymar Investments S.A. ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 20.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023

/s/ Angeliki Frangou Angeliki Frangou

Amadeus Maritime S.A.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Raymar Investments S.A.

By:	/s/ Victor Alvarado
Name: Victor Alvarado
Title: President

N Shipmanagement Acquisition Corp.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Page 8 of 8 Pages